SKADDEN, ARPS, SLATE, MEAGHER & FLOM
PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
WILL H. CAI ^	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
GEOFFREY CHAN *		CHICAGO
ANDREW L. FOSTER *	TEL: (852) 3740-4700	HOUSTON
BRADLEY A. KLEIN (ILLINOIS) ˜	FAX: (852) 3740-4727	LOS ANGELES
CHI T. STEVE KWOK *	www.skadden.com	NEW YORK
EDWARD H.P. LAM ♦*		PALO ALTO
HAIPING LI *		WASHINGTON, D.C.
RORY MCALPINE ♦		WILMINGTON
CLIVE W. ROUGH ♦
JONATHAN B. STONE *		BEIJING
BRUSSELS
^ (ALSO ADMITTED IN CALIFORNIA)		FRANKFURT
♦ (ALSO ADMITTED IN ENGLAND & WALES)		LONDON
˜ (ALSO ADMITTED IN ILLINOIS)		MOSCOW
* (ALSO ADMITTED IN NEW YORK)		MUNICH
PARIS
REGISTERED FOREIGN LAWYERS		SÃO PAULO
Z. JULIE GAO (CALIFORNIA)		SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

February 4, 2019

Confidential

Mr. Gus Rodriguez, Accounting Branch Chief

Mr. David Irving, Staff Accountant

Mr. Michael Clampitt, Senior Staff Attorney

Mr. Eric Envall, Staff Attorney

Division of Corporation Finance
Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 9F Inc. (CIK No. 0001619544)

Response to the Staff’s Comments on the Amendment No. 1 to Draft Registration Statement on Form F-1 Confidentially Submitted on November 23, 2018

Dear Mr. Rodriguez, Mr. Irving, Mr. Clampitt and Mr. Envall:

On behalf of our client, 9F Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 11, 2018 on the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 confidentially submitted on November 23, 2018.

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibit via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on November 23, 2018, and two copies of the submitted exhibit.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Comments in Letter Dated December 11, 2018

Industry Overview, page 4

1.                                      We note your response to comment 4. Your disclosure on page 1 notes your status “among the independent marketplace lending platforms in China” and your revisions on page 4 provides marketplace information about “the overall market size for personal consumer finance” and “the outstanding balance of the online consumer finance market.” Please revise these sections to include disclosure using the same metrics describing a market as a whole and your place within that market.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 145, 146, 147 and 148 of the Revised Draft Registration Statement.

2.                                      We note your responses to comments 5 and 11. Please tell us whether you and your business operations are considered a peer-to-peer lender subject to applicable Chinese laws and regulations that govern such activities. If you are, please disclose anywhere in the filing where you describe your investment products that are peer-to-peer loans that they are in fact, “peer-to-peer loans.” If you do not believe that you are subject to such laws and regulations, please tell us in detail why you are not, and include a separate risk factor explaining the risks you may face if Chinese regulatory authorities do not agree with your analysis regarding your facilitation of “peer-to-peer” loans.

The Company respectfully advises the Staff that it has made it clear on page 165 of the Revised Draft Registration Statement that fixed income products represent investments in the loans it facilitates primarily through One Card.  The Company further respectfully advises the Staff that the services it provides to investors surrounding its fixed income products as described on page 165 of the Revised Draft Registration statement are in fact online lending information intermediary services for peer-to-peer lending and borrowing, or peer-to-peer lending services it provides to investors on its platform, and the Company prefers using the terms of “fixed income products” and “other onshore and offshore investment products”, each being described clearly on page 165 of the Revised Draft Registration statement, to present its online wealth management products.

The Company respectfully submits to the Staff that it has disclosed on pages 182 to 190 of the Revised Draft Registration statement the PRC laws and regulations applicable to its peer-to-peer lending services, and further disclosed on pages 21 to 28 of the Revised Draft Registration statement the risks related to the laws and regulations governing the industries the Company is operating in in China, including but not limited to the risks related to the laws and regulations applicable to peer-to-peer lending services.

Corporate History and Structure, page 6

3.                                      We note your response to our previous comment 6 and reissue the comment. See General Instruction C.(c) of Form 20-F. Please revise pages 7 and 96 to indicate the business operations each of your subsidiaries perform. In addition, revise page 6 to add a brief paragraph for each entity listed on page 7 and disclose the revenues and net income for the years ended 2016 and 2017 and the amount of assets and equity at December 31, 2016 and 2017.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 100 of the Revised Draft Registration Statement to disclose the main businesses carried out by its onshore significant subsidiaries, consolidated affiliated entities and other onshore significant subsidiaries held by its consolidated affiliated entities.

In addition, the Company has revised the disclosure on pages 7 and 98 of the Revised Draft Registration Statement to disclose the net revenues and assets of one additional significant subsidiary, which is Zhuhai Hengqin, and their respective percentages in terms of the Company’s total net revenues in 2017 and total assets as of December 31, 2017.  The Company respectfully refers the Staff to pages 7 and 98 of the Revised Draft Registration Statement for disclosure of the net revenues and assets of its two consolidated affiliated entities, which are (x) Jiufu Jinke (together with its subsidiaries)  and (y) Beijing Puhui, and their respective percentages in terms of the Company’s total net revenues in 2017 and total assets as of December 31, 2017.

To sum up, the Company has disclosed the main business carried out by its onshore significant subsidiaries, consolidated affiliated entities and other onshore significant subsidiaries held by its consolidated affiliated entities, and also disclosed the net revenues and assets of its significant subsidiaries (exclusive of 9F HK and Jiufu Lianyin) and consolidated affiliated entities (together with their subsidiaries, if there are any).  The revenues being disclosed on pages 7 and 98 of the Revised Draft Registration Statement represented more than 90% of the total net revenues generated by the Company in 2017, and the assets being disclosed on 7 and 98 of the Revised Draft Registration Statement represented more than 70% of the total assets of the Company as of December 31, 2017.  Given the foregoing, the Company believes that detailed discussions on business operations that each of its subsidiaries performs, and financial information of each of the entities on pages 8 and 99 of the Revised Draft Registration Statement may not provide potential investors of the Company’s securities with material information to understand its business and financial performance.

Non-GAAP Financial Measure , page 16

4.                                      We note your response to comment 8 in our letter dated October 24, 2018. You had an effective income tax rate of 29% in 2017. Please revise your non-GAAP financial measure to disclose the tax effect of the adjustment to net income for share-based compensation expense as a separate line item. Refer to Non-GAAP C&DI Question 102.11.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 108 and 122 of the Revised Draft Registration Statement. A footnote disclosure was also added to explain that the Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gain. Furthermore, although some of the share-based compensation was incurred in connection with the recognition of the compensation costs of the share options and shares granted to the PRC employees of the Company, such share-based compensation expenses were not eligible for tax deduction in calculating the income tax of the Company’s PRC subsidiaries, VIEs and their respective PRC subsidiaries.

Risk Factors

If our current practice of charging and collecting interest and fees...and fee rates, page 24

5.                                      We note your response to comment 10 in our letter dated October 24, 2018. Please disclose in your next amendment the amount of loans that exceed 24% per annum since you may not be able to collect the part of borrowing costs that exceed 24% per annum through PRC judicial enforcement. Please also disclose the outstanding balance of loans with an APR higher than 36% that were originated prior to the promulgation of Circular 141.

In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Revenue Recognition, page 126

6.                                      We note your response to comment 24 in our letter dated October 24, 2018. Please revise your next amendment to disclose the following:

•                  Revise to quantify separately: (a) the service fees charged to investors at the inception of the investment terms, (b) service fees charged to investors at the end of the investment terms, and (c) service fees charged to investors over the terms of the loan in the periods presented; and

In response to the Staff’s comment, the Company has further revised the disclosure on page 135 of the Revised Draft Registration Statement. Some of the numbers disclosed on page 135 of the Revised Draft Registration Statement were revised due to the restatements discussed in footnote 21 of the Company’s consolidated financial statements of 2016 and 2017.

•                  Disclose how you account for the service fees to investors collected at the end of the investment term and over the terms of the loan.

In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Revised Draft Registration Statement and footnote 2 of the Company’s consolidated financial statements of 2016 and 2017.

Our Products and Services, page 152

7.                                      We note your response to comment 27 in our letter dated October 24, 2018. Please revise your next amendment to disclose your revenue recognition policy for loan prepayments in your summary of significant accounting policies. Please also disclose when you changed your practice to paying prepayment fees to investors instead of to you and why you changed your previous practice.

The Company respectfully advises the Staff that in 2016 and 2017, the revenues for loan prepayments were RMB0.6 million and RMB1.1 million (US$0.2 million), respectively.  Since the revenues for loan prepayments for the periods presented were not significant, the Company respectfully advises the Staff that it does not disclose the revenue recognition policy for loan prepayments under the significant accounting policy requirements.

The Company respectfully advises the Staff that in early 2018, it gradually changed its practice and arranged the prepayment fees and penalty fees to be paid to the depository account, which was set up by Guangdong Success, an independent third party, and supervised by PICC, to increase the cash available in the depository account and better protect the investors. The Company has revised the disclosure on page 163 of the Revised Draft Registration Statement to disclose when it changed its practice to paying prepayment fees and penalty fees to investors and the reasons for the change.

Business

Our E-Commerce Channels, page 156

8.                                      We note your response to comment 36 in our letter dated October 24, 2018. We note your conclusion that you do not have any discretion in establishing prices of merchandise displayed on the One Card Mall. This is inconsistent with the disclosure on page 151 in your DRS filed September 28, 2018 that, “we have product positioning and pricing authority, where for instance we can offer discounts to new users to help drive transaction volumes,” that was removed from the DRS/A filed November 23, 2018. Please tell us the reasons for the inconsistency between your prior disclosures in the DRS filed on September 28, 2018 and your amended DRS filed on November 23, 2018 and response to our comment.

The Company respectfully advises the Staff that its One Card Mall connects its external suppliers (“Merchant Partners”) to its online platform under two different arrangements as follows:

(1) The online systems of the Merchant Partners (such as JD.com and NetEase) are directly connected to the One Card Mall.  The prices of the merchandise are automatic shown on the One Card Mall, and they are same as the prices shown on the Merchant Partners’ websites.  The Company does not have the ability to change the prices as shown on the One Card Mall unless the Merchant Partners change the prices of the merchandise on their own website. (“The First Arrangement”)

(2) The online systems of the Merchant Partners are not directly connected to the One Card Mall.  The prices of the displayed merchandise in One Card Mall are based on the prices offered by the Merchant Partners and are subject to negotiations between the Company and the Merchant Partners. The Merchant Partner’s consent is required before the Company changes the prices of the displayed merchandises. (“The Second Arrangement”)

Given the foregoing, the Company does not have the discretion to establish the prices for the merchandise displayed on the One Card Mall as required by ASC 606-10-55-39, and the disclosure on page 151 in the draft registration statement filed on September 28, 2018 was removed to accurately reflect its business model.

9.                                      We note your response to comment 36 in our letter dated October 24, 2018. We note your conclusion that you do not provide any fulfillment services for merchandise displayed on the One Card Mall. We note your disclosure on page 157 that, “In terms of fulfillment, we are responsible for order processing and invoicing.” Please tell us how you considered these fulfillment responsibilities when considering your role as a principal or agent when evaluating the guidance in ASC 606-10-55-39.

The Company respectfully advises the Staff that the Company is not primarily responsible for fulfilling the promise to provide the merchandise to One Card Users (“customer”) as required by ASC 606-10-55-39 for reasons mentioned in the following paragraph.

When a customer places an order, the Company process the order by passing the order to the respective Merchant Partner. Upon receipt of the order, the Merchant Partner prepares the merchandise and ship the merchandise directly to the customer, and the Company settles with the Merchant Partner on behalf of the customer.  Given the customer’s purchase is either fully prepaid when the order was placed, or funded by a loan facilitated by Company, sales invoicing is not necessary for the collection of the payments.

In China, a merchant is required, when requested by a customer, to provide valued-added tax (“VAT”) invoice to a customer once the merchandise is delivered to and accepted by a customer.  For the issuance of the VAT invoice, there are also two scenarios. In one scenario, as contemplated by The First Arrangement, the Company obtains VAT invoice from the Merchant Partner for the sale of the merchandise and then issues a VAT invoice to its customer upon request. In the other scenario, as contemplated by The Second Arrangement, the Merchant Partner directly issues a VAT invoice to the customer.

Based on the foregoing, the Company has revised the disclosure on pages 166 of the Revised Draft Registration Statement to accurately reflect its business model.

10.                               We note your response to comment 36 in our letter dated October 24, 2018. We note your conclusion that you do not take legal title of the merchandise inventory displayed on the One Card Mall nor do you take legal title to the merchandise inventory at any point prior to the goods being shipped. This is inconsistent with the disclosures on page 34 in your DRS filed September 28, 2018 that, “our proprietary online shopping platform One Card Mall allows users to buy from us merchandise we purchased from third-party merchandise supplies, such as JD.com and Net Ease,” or “as the retailer of the merchandise” that was removed from the DRS/A filed November 23, 2018. Please tell us the reasons for the inconsistency between your prior disclosures in the DRS filed on September 28, 2018 and your amended DRS filed on November 23, 2018 and response to our comment.

The Company respectfully advises the Staff that there are two different scenarios with respect to the transfer of legal title. In a scenario as contemplated by The First Arrangement, the contractual agreements between the Company and the Merchant Partners (such as JD.com and NetEase) provides that while the merchandise are directly delivered to the customer by the Merchant Partner, the Company obtained the legal title to the specified merchandise only momentarily before legal tile is transferred to a customer upon shipment.  The Company is not legally committed to obtain the merchandise from the Merchant Partner before the customer’s  order is accepted by the Merchant Partner. In the other scenario as contemplated by The Second Arrangement, the Company does not have legal title based on the contractual agreements with the Merchant Partner. The Company considered the factor in ASC 606-10-55-37, which states an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer. In addition, in both of the two scenarios mentioned above, the customer has a right of return against the Merchant Partner. While a customer initiates his or her request to return the merchandise via One Card Mall APP, the customer can observe that such request has been forwarded to the Merchant Partner and is able to track whether or not the request of the return has been accepted by the Merchant Partner. Given the foregoing, the Company concludes that it does not have any inventory risk. Based on the fact that Company does not have the discretion to establish the prices, is not primarily responsible for fulfilling the promise to provide the merchandise, nor does it bear any inventory risk, the Company concludes that it is not the principal in the arrangement.

The Company further advises the Staff that The Second Arrangement has become more dominant recently. For the nine-month ended September 30, 2018, the sales revenues generated from The First Arrangement accounted for less than 5% of the Company’s total  revenues in connection with its online sales of third-party merchandise, and the disclosure on page 34 in the draft registration statement filed on September 28, 2018 was removed to accurately reflect its business model.

Investor Transaction Process, page 160

11.                               Please describe the parameters of the six major groups you categorize prospective investors into.

In response to the Staff’s comment, the Company has revised the disclosure on page 171 of the Revised Draft Registration Statement.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Elsie Zhou, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Lei Sun, Chairman of the Board of Directors and CEO, 9F Inc.

Yanjun Lin, CFO and Director, 9F Inc.

Ting Zhou, Co-CFO, 9F Inc.

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP